Exhibit 17.1

Anthony Marchese
15 Badeau Avenue
Summit, New Jersey 07901
908-451-4234

September 28, 2011

Mr. Michael Cordani
Chairman & CEO
Geltech Solutions Inc.
1460 Park Lane South
Jupiter, FL 33458

Dear Michael:

You are aware that I continue to have significant differences of opinion with you and most of the board members with respect to the way the Company is being managed and with the policies and strategic direction the Board and Company have chosen to undertake. It was made clear to me by you and the majority of the board prior to the start of the Board meeting of September 20th that my views and efforts were not helpful and, in fact, a distraction. The sense of the majority of the Board, taken through a non-binding vote, was that I should resign as a result. Although I was present and intended to participate in the September 20th Board meeting, I did not stay nor participate in that Board meeting nor have I been provided with a copy of the minutes as I have requested.

In view of the aforementioned, I hereby tender my resignation from the Board of Directors of Geltech Solutions Inc. effective immediately.

 Sincerely,

Anthony Marchese